November 30, 2000


Via Edgar Transmission and Facsmile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   PYA/Monarch, Inc.'s Registration
      Statement on Form S-1 (File No. 333-40094)

Ladies and Gentlemen:

      PYA/Monarch, Inc. (the "Company"), hereby requests to withdraw from registration, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the registration statement on Form S-1 (Registration Statement No. 333-40094), including all exhibits thereto, filed by the Company with the Securities Exchange Commission (the "Commission") on June 26, 2000. The Registrant's sole stockholder has determined to sell the Registrant to a third party, which will preclude the Registrant from proceeding with a public offering of its common stock. The Registration Statement was not declared effective by the Commission, and none of the Company's securities were offered or sold pursuant to the Registration Statement.

      The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

      Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (864) 676-8756. Please also send a copy to our counsel, Brian W. Duwe of Skadden, Arps, Slate, Meagher & Flom (Illinois). His fax number is (312) 407-0411.

      If you have any questions regarding this request for withdrawal, please contact Mr. Duwe at (312) 407-0816.

                                          Sincerely,


                                          /s/ Kelly A. Elliot
                                          Vice President & Chief
                                          Financial Officer